MTU Aero Engines

RECEIVED
2008 JUL -1 A 7:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08003490

SUPPL

BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549
USA

Munich, June 25, 2008

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

1) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet) on June 18, 2008

2) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet) on June 18, 2008

3) Notification of securities transactions by a member of the management board, dated June 17, 2008

4) Notification of securities transactions by a member of the management board, dated June 17, 2008

5) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet) on June 23, 2008

6) Notification of the sale of own shares published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizitaet) on June 23, 2008

7) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet) on June 24, 2008

PROCESSED
JUL 03 2008
THOMSON REUTERS

dlw 7/1

MTU Aero Engines Holding AG
P.O. Box 50 06 40
80976 Munich · Germany
Delivery Address:
Dachauer Straße 665
80995 Munich · Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Registered Office:
Munich
Commercial Register:
Munich, HRB No. 157206
VAT REG No.: DE 814400965

Bank Details:
Deutsche Bank AG, Munich
Bank Sorting Code: 700 700 10
Bank Account: 194 13 01

Board of Management:
Egon Behle, CEO
Dr. Rainer Martens
Dr. Stefan Weingartner
Reiner Winkler
Chairman of the Supervisory Board:
Klaus Eberhardt

MTU Aero Engines

8) Announcement of the disclosure of the financial report published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet on June 24, 2008

9) Press releases dated May 27, 2008

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

FERINO, Petra

Von: newsroom@dgap.de

Gesendet: Mittwoch, 18. Juni 2008 13:04

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

-

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

18.06.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

1. Cantillon Capital Management LLP mit Sitz in London, Großbritannien, hat uns am 16. Juni 2008 folgendes mitgeteilt:

Wir, Cantillon Capital Management LLP, der Investment Manager, teilen hiermit gemäß § 21 Abs. 1 WpHG mit, dass wir am 12. Juni 2008 die Schwelle von 3 % der Stimmrechte an der MTU Aero Engines Holding AG, München, Deutschland, unterschritten haben und zu diesem Stichtag 2,61 % (entspricht 1.359.266 Stimmrechte) der Stimmrechte halten.

Die Stimmrechte sind dem Investment Manager gemäß § 22 Abs. 1 Nr. 6 WpHG und gemäß § 22 Abs. 2 S. 1 2. Alt. WpHG zuzurechnen.

2. Die Cantillon Capital Ltd mit Sitz in Reading, Großbritannien, hat uns am 16. Juni 2008 folgendes mitgeteilt:

Wir, Cantillon Capital Ltd, teilen hiermit gemäß § 21 Abs. 1 WpHG mit, dass wir am 12. Juni 2008 die Schwelle von 3 % der Stimmrechte an der MTU Aero Engines Holding AG, München, Deutschland, unterschritten haben und zu diesem Stichtag 2,61 % (entspricht 1.359.266 Stimmrechte) der Stimmrechte halten.

Die Stimmrechte sind Cantillon Capital Ltd gemäß § 22 Abs. 1 S. 1 Nr. 6 in Verbindung mit Satz 2 WpHG und gemäß § 22 Abs. 2 S. 1 2. Alt. WpHG zuzurechnen.

3. Die Cantillon Capital Management LLC mit Sitz in New York, USA, hat uns am 16. Juni 2008 folgendes mitgeteilt:

Wir, Cantillon Capital Management LLC, der Investment Manager, teilen hiermit gemäß § 21 Abs. 1 WpHG mit, dass wir am 12. Juni 2008 die Schwelle von 3 % der Stimmrechte an der MTU Aero Engines Holding AG, München, Deutschland, unterschritten haben und zu diesem Stichtag 2,61 % (entspricht 1.359.266 Stimmrechte) der Stimmrechte halten.

Die Stimmrechte sind dem Investment Manager gemäß § 22 Abs. 1 Nr. 6 WpHG und gemäß § 22 Abs. 1 Nr. 6 in Verbindung mit Satz 2 WpHG sowie gemäß § 22 Abs. 2 S. 1 2. Alt. WpHG zuzurechnen.

4. Mr. William von Mueffling, USA, hat uns am 16. Juni 2008 folgendes mitgeteilt:

Ich, William von Mueffling, teile hi ermit gemäß § 21 Abs. 1 WpHG mit, dass ich am 12. Juni 2008 die Schwelle von 3 % der Stimmrechte an der MTU Aero Engines Holding AG, München, Deutschland, unterschritten habe und zu diesem Stichtag 2,61 % (entspricht 1.359.266 Stimmrechte) der Stimmrechte halte.

Die Stimmrechte sind mir gemäß § 22 Abs. 1 Nr. 6 in Verbindung mit Satz 2 WpHG und gemäß § 22 Abs. 2 Satz 1, 2. Alternative WpHG, zuzurechnen.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache: Deutsch
Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
Internet: www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

18.06.2008

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire		Einspeisung / Release
	Bloomberg	18.06.2008 13:01
	Reuters	18.06.2008 13:01
vwd:	vwd	18.06.2008 13:01

Auswahl aus dem deutschen Medienbündel:

Medium / Media		Zuleitung / Distribution
	Dow Jones	18.06.2008 13:01
	dpa-afx	18.06.2008 13:01
	dgap.de	18.06.2008 13:01
	FTD	18.06.2008 13:01

Europäische Medien / European media:

Verbreitungssystem / News wire	Einspeisung / Release
Bloomberg	18.06.2008 13:13
Reuters	18.06.2008 13:13
vwd	18.06.2008 13:13

Auswahl aus dem deutschen Medienbündel:

Medium / Media	Zuleitung / Distribution
Dow Jones	18.06.2008 13:13
dpa-afx	18.06.2008 13:13
dgap.de	18.06.2008 13:13
FTD	18.06.2008 13:13

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	18.06.2008 13:13
Belgien	De Tijd	18.06.2008 13:13
Belgien	Belga	18.06.2008 13:13
Bulgarien	Pari	18.06.2008 13:13
Bulgarien	econ.bg	18.06.2008 13:13
Bulgarien	BTA	18.06.2008 13:13
Dänemark	Borsen	18.06.2008 13:13
Dänemark	ErhvervsBladet	18.06.2008 13:13
Estland	Postimees	18.06.2008 13:13
Estland	Eesti Ekspress	18.06.2008 13:13
Estland/Lettland/Litauen	BNS	18.06.2008 13:13
Finnland	Kauppalehti Oy	18.06.2008 13:13

	Finnland	Helsingin Sanomat	18.06.2008 13:13
	Frankreich	Les Echos	18.06.2008 13:13
	Frankreich	boursier.com	18.06.2008 13:13
	Frankreich	AFP	18.06.2008 13:13
	Griechenland	Express	18.06.2008 13:13
	Griechenland	Reporter.gr	18.06.2008 13:13
	Griechenland	ANA	18.06.2008 13:13
	Großbritannien	The Financial Times	18.06.2008 13:13
	Großbritannien	FT.com	18.06.2008 13:13
	Großbritannien/Irland	Press Association	18.06.2008 13:13
	Irland	Irish Independent	18.06.2008 13:13
	Irland	The Irish Times	18.06.2008 13:13
	Island	Vidskiptabladid	18.06.2008 13:13
	Island	mbl.is	18.06.2008 13:13
	Italien	Il Sole 24 Ore	18.06.2008 13:13
	Italien	AGI	18.06.2008 13:13
	Kroatien	Poslovni dnevnik	18.06.2008 13:13
	Kroatien	Banka magazine	18.06.2008 13:13
	Kroatien	Hina	18.06.2008 13:13
	Lettland	Dienas Bizness	18.06.2008 13:13
	Lettland	FinanceNet	18.06.2008 13:13
	Liechtenstein	Liechtensteiner Volksblatt	18.06.2008 13:13
	Liechtenstein	Radio Liechtenstein	18.06.2008 13:13
	Litauen	Verslo Zinios	18.06.2008 13:13

Luxemburg	Luxemburger Wort	18.06.2008 13:13
Luxemburg	wort.lu	18.06.2008 13:13
Malta	Independent	18.06.2008 13:13
Malta	The Times of Malta	18.06.2008 13:13
Niederlande	Financieele Dagblad	18.06.2008 13:13
Niederlande	IEX.nl	18.06.2008 13:13
Niederlande	ANP	18.06.2008 13:13
Norwegen	aftenposten.no	18.06.2008 13:13
Norwegen	Aftenposten	18.06.2008 13:13
Norwegen	NTB	18.06.2008 13:13
Polen	Gazeta Prawna	18.06.2008 13:13
Polen	Parkiet	18.06.2008 13:13
Polen	PAP	18.06.2008 13:13
Portugal	Expresso	18.06.2008 13:13
Portugal	Lusa	18.06.2008 13:13
Portugal	Diario Economico	18.06.2008 13:13
Rumänien	Capital	18.06.2008 13:13
Rumänien	Ziarul financiar	18.06.2008 13:13
Rumänien	Rompres	18.06.2008 13:13
Schweden	Dagens Industri	18.06.2008 13:13
Schweden	e24	18.06.2008 13:13
Schweden	TT	18.06.2008 13:13
Schweiz	AWP	18.06.2008 13:13
Schweiz	Finanz und Wirtschaft	18.06.2008 13:13

Schweiz	finanzinfo.ch	18.06.2008 13:13
Skandinavien / Baltikum	OMX Group	18.06.2008 13:13
Slowakei	Hospodarske noviny	18.06.2008 13:13
Slowakei	oPeniazoch	18.06.2008 13:13
Slowakei	TASR	18.06.2008 13:13
Slowenien	Finance	18.06.2008 13:13
Slowenien	Kapital (not daily)	18.06.2008 13:13
Slowenien	STA	18.06.2008 13:13
Spanien	La Gacetta	18.06.2008 13:13
Spanien	CincoDias	18.06.2008 13:13
Spanien	EFE	18.06.2008 13:13
Tschechische Republik	Hospodarske Noviny	18.06.2008 13:13
Tschechische Republik	hn.ihned.cz	18.06.2008 13:13
Tschechische Republik	CTK	18.06.2008 13:13
Ungarn	MTI	18.06.2008 13:13
Ungarn	magyartokepiac.hu	18.06.2008 13:13
Ungarn	Magyar Tokepiac	18.06.2008 13:13
Zypern	xak.com	18.06.2008 13:13
Zypern	CNA	18.06.2008 13:13
Zypern	Financial Mirror	18.06.2008 13:13
Österreich	WirtschaftsBlatt	18.06.2008 13:13
Österreich	wirtschaftsblatt.at	18.06.2008 13:13
Österreich	APA	18.06.2008 13:13

FERINO, Petra

RECEIVED
2008 JUL -1 A 7:

Von: newsroom@dgap.de

Gesendet: Mittwoch, 18. Juni 2008 13:15

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21. WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement



EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

18.06.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Franklin Templeton Investments, Fort Lauderdale, Florida, USA, hat uns am 16. Juni 2008 folgendes mitgeteilt:

Franklin Templeton Institutional, LLC, New York, USA, hereby gives notice pursuant to Section 21 (1) WpHG that its share of the total voting rights in MTU Aero Engines Holding AG, München, Germany, has exceeded the threshold of 3% on 13 June, 2008 when voting rights reached 3.07% which totals to 1,597,600 voting shares. All of these voting rights were attributable to us under Section 22 praragraph 1 sent. 1 No 6 WpHG. At the present time, no individual fund or series fund managed by Franklin Templeton Institutional, LLC, holds 3% or more of the total voting rights in MTU Aero Engines Holding AG.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	18.06.2008 13:02
Belgien	De Tijd	18.06.2008 13:02
Belgien	Belga	18.06.2008 13:02
Bulgarien	Pari	18.06.2008 13:02
Bulgarien	econ.bg	18.06.2008 13:02
Bulgarien	BTA	18.06.2008 13:02
Dänemark	Borsen	18.06.2008 13:02
Dänemark	ErhvervsBladet	18.06.2008 13:02
Estland	Postimees	18.06.2008 13:02
Estland	Eesti Ekspress	18.06.2008 13:02
Estland/Lettland/Litauen	BNS	18.06.2008 13:02
Finnland	Kauppalehti Oy	18.06.2008 13:02
Finnland	Helsingin Sanomat	18.06.2008 13:02
Frankreich	Les Echos	18.06.2008 13:02
Frankreich	boursier.com	18.06.2008 13:02
Frankreich	AFP	18.06.2008 13:02
Griechenland	Express	18.06.2008 13:02
Griechenland	Reporter.gr	18.06.2008 13:02
Griechenland	ANA	18.06.2008 13:02
Großbritannien	The Financial Times	18.06.2008 13:02
Großbritannien	FT.com	18.06.2008 13:02
Großbritannien/Irland	Press Association	18.06.2008 13:02
Irland	Irish Independent	18.06.2008 13:02

Irland	The Irish Times	18.06.2008 13:02
Island	Vidskiptabladid	18.06.2008 13:02
Island	mbl.is	18.06.2008 13:02
Italien	Il Sole 24 Ore	18.06.2008 13:02
Italien	AGI	18.06.2008 13:02
Kroatien	Poslovni dnevnik	18.06.2008 13:02
Kroatien	Banka magazine	18.06.2008 13:02
Kroatien	Hina	18.06.2008 13:02
Lettland	Dienas Bizness	18.06.2008 13:02
Lettland	FinanceNet	18.06.2008 13:02
Liechtenstein	Liechtensteiner Volksblatt	18.06.2008 13:02
Liechtenstein	Radio Liechtenstein	18.06.2008 13:02
Litauen	Verslo Zinios	18.06.2008 13:02
Luxemburg	Luxemburger Wort	18.06.2008 13:02
Luxemburg	wort.lu	18.06.2008 13:02
Malta	Independent	18.06.2008 13:02
Malta	The Times of Malta	18.06.2008 13:02
Niederlande	Financieele Dagblad	18.06.2008 13:02
Niederlande	IEX.nl	18.06.2008 13:02
Niederlande	ANP	18.06.2008 13:02
Norwegen	aftenposten.no	18.06.2008 13:02
Norwegen	Aftenposten	18.06.2008 13:02
Norwegen	NTB	18.06.2008 13:02
Polen	Gazeta Prawna	18.06.2008 13:02

	Polen	Parkiet	18.06.2008 13:02
	Polen	PAP	18.06.2008 13:02
	Portugal	Expresso	18.06.2008 13:02
	Portugal	Lusa	18.06.2008 13:02
	Portugal	Diario Economico	18.06.2008 13:02
	Rumänien	Capital	18.06.2008 13:02
	Rumänien	Ziarul financiar	18.06.2008 13:02
	Rumänien	Rompres	18.06.2008 13:02
	Schweden	Dagens Industri	18.06.2008 13:02
	Schweden	e24	18.06.2008 13:02
	Schweden	TT	18.06.2008 13:02
	Schweiz	AWP	18.06.2008 13:02
	Schweiz	Finanz und Wirtschaft	18.06.2008 13:02
	Schweiz	finanzinfo.ch	18.06.2008 13:02
	Skandinavien / Baltikum	OMX Group	18.06.2008 13:02
	Slowakei	Hospodarske noviny	18.06.2008 13:02
	Slowakei	oPeniazoch	18.06.2008 13:02
	Slowakei	TASR	18.06.2008 13:02
	Slowenien	Finance	18.06.2008 13:02
	Slowenien	Kapital (not daily)	18.06.2008 13:02
	Slowenien	STA	18.06.2008 13:02
	Spanien	La Gacetta	18.06.2008 13:02
	Spanien	CincoDias	18.06.2008 13:02
	Spanien	EFE	18.06.2008 13:02

	Tschechische Republik	Hospodarske Noviny	18.06.2008 13:02
	Tschechische Republik	hn.ihned.cz	18.06.2008 13:02
	Tschechische Republik	CTK	18.06.2008 13:02
	Ungarn	MTI	18.06.2008 13:02
	Ungarn	magyartokepiac.hu	18.06.2008 13:02
	Ungarn	Magyar Tokepiac	18.06.2008 13:02
	Zypern	xak.com	18.06.2008 13:02
	Zypern	CNA	18.06.2008 13:02
	Zypern	Financial Mirror	18.06.2008 13:02
	Österreich	WirtschaftsBlatt	18.06.2008 13:02
	Österreich	wirtschaftsblatt.at	18.06.2008 13:02
	Österreich	APA	18.06.2008 13:02

FERINO, Petra

RECEIVED
2008 JUL -1 A 7:

Von:	newsroom@dgap.de
Gesendet:	Montag, 23. Juni 2008 16:46
An:	FERINO, Petra
Betreff:	Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung



EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Directors' Dealings notification

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Dautl
Vorname: Thomas
Firma: MTU Aero Engines Holding AG

Funktion: Verwaltungs- oder Aufsichtsorgan

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 17.06.2008
Kurs/Preis: 25,19
Währung: EUR
Stückzahl: 800,00
Gesamtvolumen: 20152,00
Ort: außerbörslich

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 66**80995 München**
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 23.06.2008

Finanznachrichten übermittelt durch die DGAP
ID 6329

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Dautl
First name: Thomas
Company: MTU Aero Engines Holding AG

Position: Member of an administrative or supervisory body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Purchase
Date: 17.06.2008
Price: 25.19
Currency: EUR
No. o f items: 800.00
Total amount traded: 20152.00
Place: over the counter

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 23.06.2008

Financial News transmitted by DGAP
ID 6329

-

End of news

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

	Verbreitungssystem / News wire	Einspeisung / Release
	Bloomberg	23.06.2008 16:43
	Reuters	23.06.2008 16:43
vwd:	vwd	23.06.2008 16:43

Auswahl aus dem deutschen Medienbündel:

Medium / Media	Zuleitung / Distribution
Dow Jones	23.06.2008 16:43
dpa-afx	23.06.2008 16:43
dgap.de	23.06.2008 16:43
FTD	23.06.2008 16:43

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	23.06.2008 16:43
Belgien	De Tijd	23.06.2008 16:43
Belgien	Belga	23.06.2008 16:43
Bulgarien	Pari	23.06.2008 16:43
Bulgarien	econ.bg	23.06.2008 16:43
Bulgarien	BTA	23.06.2008 16:43
Dänemark	Borsen	23.06.2008 16:43
Dänemark	ErhvervsBladet	23.06.2008 16:43
Estland	Postimees	23.06.2008 16:43
Estland	Eesti Ekspress	23.06.2008 16:43
Estland/Lettland/Litauen	BNS	23.06.2008 16:43
Finnland	Kauppalehti Oy	23.06.2008 16:43
Finnland	Helsingin Sanomat	23.06.2008 16:43
Frankreich	Les Echos	23.06.2008 16:43
Frankreich	boursier.com	23.06.2008 16:43
Frankreich	AFP	23.06.2008 16:43
Griechenland	Express	23.06.2008 16:43

Griechenland	Reporter.gr	23.06.2008 16:43
Griechenland	ANA	23.06.2008 16:43
Großbritannien	The Financial Times	23.06.2008 16:43
Großbritannien	FT.com	23.06.2008 16:43
Großbritannien/Irland	Press Association	23.06.2008 16:43
Irland	Irish Independent	23.06.2008 16:43
Irland	The Irish Times	23.06.2008 16:43
Island	Vidskiptabladid	23.06.2008 16:43
Island	mbl.is	23.06.2008 16:43
Italien	Il Sole 24 Ore	23.06.2008 16:43
Italien	AGI	23.06.2008 16:43
Kroatien	Poslovni dnevnik	23.06.2008 16:43
Kroatien	Banka magazine	23.06.2008 16:43
Kroatien	Hina	23.06.2008 16:43
Lettland	Dienas Bizness	23.06.2008 16:43
Lettland	FinanceNet	23.06.2008 16:43
Liechtenstein	Liechtensteiner Volksblatt	23.06.2008 16:43
Liechtenstein	Radio Liechtenstein	23.06.2008 16:43
Litauen	Verslo Zinios	23.06.2008 16:43
Luxemburg	Luxemburger Wort	23.06.2008 16:43
Luxemburg	wort.lu	23.06.2008 16:43
Malta	Independent	23.06.2008 16:43
Malta	The Times of Malta	23.06.2008 16:43
Niederlande	Financieele Dagblad	23.06.2008 16:43

Niederlande	IEX.nl	23.06.2008 16:43
Niederlande	ANP	23.06.2008 16:43
Norwegen	aftenposten.no	23.06.2008 16:43
Norwegen	Aftenposten	23.06.2008 16:43
Norwegen	NTB	23.06.2008 16:43
Polen	Gazeta Prawna	23.06.2008 16:43
Polen	Parkiet	23.06.2008 16:43
Polen	PAP	23.06.2008 16:43
Portugal	Expresso	23.06.2008 16:43
Portugal	Lusa	23.06.2008 16:43
Portugal	Diario Economico	23.06.2008 16:43
Rumänien	Capital	23.06.2008 16:43
Rumänien	Ziarul financiar	23.06.2008 16:43
Rumänien	Rompres	23.06.2008 16:43
Schweden	Dagens Industri	23.06.2008 16:43
Schweden	e24	23.06.2008 16:43
Schweden	TT	23.06.2008 16:43
Schweiz	AWP	23.06.2008 16:43
Schweiz	Finanz und Wirtschaft	23.06.2008 16:43
Schweiz	finanzinfo.ch	23.06.2008 16:43
Skandinavien / Baltikum	OMX Group	23.06.2008 16:43
Slowakei	Hospodarske noviny	23.06.2008 16:43
Slowakei	oPeniazoch	23.06.2008 16:43
Slowakei	TASR	23.06.2008 16:43

Slowenien	Finance	23.06.2008 16:43
Slowenien	Kapital (not daily)	23.06.2008 16:43
Slowenien	STA	23.06.2008 16:43
Spanien	La Gacetta	23.06.2008 16:43
Spanien	CincoDias	23.06.2008 16:43
Spanien	EFE	23.06.2008 16:43
Tschechische Republik	Hospodarske Noviny	23.06.2008 16:43
Tschechische Republik	hn.ihned.cz	23.06.2008 16:43
Tschechische Republik	CTK	23.06.2008 16:43
Ungarn	MTI	23.06.2008 16:43
Ungarn	magyartokepiac.hu	23.06.2008 16:43
Ungarn	Magyar Tokepiac	23.06.2008 16:43
Zypern	xak.com	23.06.2008 16:43
Zypern	CNA	23.06.2008 16:43
Zypern	Financial Mirror	23.06.2008 16:43
Österreich	WirtschaftsBlatt	23.06.2008 16:43
Österreich	wirtschaftsblatt.at	23.06.2008 16:43
Österreich	APA	23.06.2008 16:43

FERINO, Petra

RECEIVED
2008 JUL -1 A 7:

Von:	newsroom@dgap.de
Gesendet:	Montag, 23. Juni 2008 16:52
An:	FERINO, Petra
Betreff:	Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

EquityStory.AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Directors' Dealings notification

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Hillreiner
Vorname: Josef
Firma: MTU Aero Engines Holding AG

Funktion: Verwaltungs- oder Aufsichtsorgan

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o. N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 17.06.2008
Kurs/Preis: 25,19
Währung: EUR
Stückzahl: 396,00
Gesamtvolumen: 9975,24
Ort: außerbörslich

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 6 65
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 23.06.2008

Finanznachrichten übermittelt durch die DGAP
ID 6348

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Hillreiner
First name: Josef
Company: MTU Aero Engines Holding AG

Position: Member of an administrative or supervisory body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Purchase
Date: 17.06.2008
Price: 25.19
Currency: EUR
N o. of items: 396.00
Total amount traded: 9975.24
Place: over the counter

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 23.06.2008

Financial News transmitted by DGAP
ID 6348

-

End of news

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

	Verbreitungssystem / News wire	Einspeisung / Release
	Bloomberg	23.06.2008 16:48
	Reuters	23.06.2008 16:48
vwd:	vwd	23.06.2008 16:48

Auswahl aus dem deutschen Medienbündel:

Medium / Media	Zuleitung / Distribution
Dow Jones	23.06.2008 16:48
dpa-afx	23.06.2008 16:48
dgap.de	23.06.2008 16:48
FTD	23.06.2008 16:48

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	23.06.2008 16:48
Belgien	De Tijd	23.06.2008 16:48
Belgien	Belga	23.06.2008 16:48
Bulgarien	Pari	23.06.2008 16:48
Bulgarien	econ.bg	23.06.2008 16:48
Bulgarien	BTA	23.06.2008 16:48
Dänemark	Borsen	23.06.2008 16:48
Dänemark	ErhvervsBladet	23.06.2008 16:48
Estland	Postimees	23.06.2008 16:48
Estland	Eesti Ekspress	23.06.2008 16:48
Estland/Lettland/Litauen	BNS	23.06.2008 16:48
Finnland	Kauppalehti Oy	23.06.2008 16:48
Finnland	Helsingin Sanomat	23.06.2008 16:48
Frankreich	Les Echos	23.06.2008 16:48
Frankreich	boursier.com	23.06.2008 16:48
Frankreich	AFP	23.06.2008 16:48

Griechenland	Express	23.06.2008 16:48
Griechenland	Reporter.gr	23.06.2008 16:48
Griechenland	ANA	23.06.2008 16:48
Großbritannien	The Financial Times	23.06.2008 16:48
Großbritannien	FT.com	23.06.2008 16:48
Großbritannien/Irland	Press Association	23.06.2008 16:48
Irland	Irish Independent	23.06.2008 16:48
Irland	The Irish Times	23.06.2008 16:48
Island	Vidskiptabladid	23.06.2008 16:48
Island	mbl.is	23.06.2008 16:48
Italien	Il Sole 24 Ore	23.06.2008 16:48
Italien	AGI	23.06.2008 16:48
Kroatien	Poslovni dnevnik	23.06.2008 16:48
Kroatien	Banka magazine	23.06.2008 16:48
Kroatien	Hina	23.06.2008 16:48
Lettland	Dienas Bizness	23.06.2008 16:48
Lettland	FinanceNet	23.06.2008 16:48
Liechtenstein	Liechtensteiner Volksblatt	23.06.2008 16:48
Liechtenstein	Radio Liechtenstein	23.06.2008 16:48
Litauen	Verslo Zinios	23.06.2008 16:48
Luxemburg	Luxemburger Wort	23.06.2008 16:48
Luxemburg	wort.lu	23.06.2008 16:48
Malta	Independent	23.06.2008 16:48
Malta	The Times of Malta	23.06.2008 16:48

Niederlande	Financieele Dagblad	23.06.2008 16:48
Niederlande	IEX.nl	23.06.2008 16:48
Niederlande	ANP	23.06.2008 16:48
Norwegen	aftenposten.no	23.06.2008 16:48
Norwegen	Aftenposten	23.06.2008 16:48
Norwegen	NTB	23.06.2008 16:48
Polen	Gazeta Prawna	23.06.2008 16:48
Polen	Parkiet	23.06.2008 16:48
Polen	PAP	23.06.2008 16:48
Portugal	Expresso	23.06.2008 16:48
Portugal	Lusa	23.06.2008 16:48
Portugal	Diario Economico	23.06.2008 16:48
Rumänien	Capital	23.06.2008 16:48
Rumänien	Ziarul financiar	23.06.2008 16:48
Rumänien	Rompres	23.06.2008 16:48
Schweden	Dagens Industri	23.06.2008 16:48
Schweden	e24	23.06.2008 16:48
Schweden	TT	23.06.2008 16:48
Schweiz	AWP	23.06.2008 16:48
Schweiz	Finanz und Wirtschaft	23.06.2008 16:48
Schweiz	finanzinfo.ch	23.06.2008 16:48
Skandinavien / Baltikum	OMX Group	23.06.2008 16:48
Slowakei	Hospodarske noviny	23.06.2008 16:48
Slowakei	oPeniazoch	23.06.2008 16:48

Slowakei	TASR	23.06.2008 16:48
Slowenien	Finance	23.06.2008 16:48
Slowenien	Kapital (not daily)	23.06.2008 16:48
Slowenien	STA	23.06.2008 16:48
Spanien	La Gacetta	23.06.2008 16:48
Spanien	CincoDias	23.06.2008 16:48
Spanien	EFE	23.06.2008 16:48
Tschechische Republik	Hospodarske Noviny	23.06.2008 16:48
Tschechische Republik	hn.ihned.cz	23.06.2008 16:48
Tschechische Republik	CTK	23.06.2008 16:48
Ungarn	MTI	23.06.2008 16:48
Ungarn	magyartokepiac.hu	23.06.2008 16:48
Ungarn	Magyar Tokepiac	23.06.2008 16:48
Zypern	xak.com	23.06.2008 16:48
Zypern	CNA	23.06.2008 16:48
Zypern	Financial Mirror	23.06.2008 16:48
Österreich	WirtschaftsBlatt	23.06.2008 16:48
Österreich	wirtschaftsblatt.at	23.06.2008 16:48
Österreich	APA	23.06.2008 16:48

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Montag, 23. Juni 2008 17:04
An: FERINO, Petra
Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

23.06.2008

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

23.06.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Morgan Stanley, London, Großbritannien, hat uns mit Schreiben vom 20. Juni 2008 folgendes mitgeteilt:

Morgan Stanley, Wilmington, Delaware, USA, herewith notifies MTU Aero Engines Holding AG, München, Germany, pursuant Section 21 para 1 German Securities Trading Act that, on 26 May 2008, it fell below the threshold of 3% of the voting rights of MTU Aero Engines Holding AG, München, Germany, and on that day holds 2.23% of the voting rights (= 1,157,285 shares, each carrying one voting right) whereby these voting rights are attributed to it pursuant to Section 22 para. 1 sent. 1 No. 1 German Securities Trading Act.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire	Einspeisung / Release

	Bloomberg	23.06.2008 17:02
	Reuters	23.06.2008 17:02
vwd:	vwd	23.06.2008 17:02

Auswahl aus dem deutschen Medienbündel:

Medium / Media		Zuleitung / Distribution
	Dow Jones	23.06.2008 17:02
	dpa-afx	23.06.2008 17:02
	dgap.de	23.06.2008 17:02
	FTD	23.06.2008 17:02

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	23.06.2008 17:02
Belgien	De Tijd	23.06.2008 17:02
Belgien	Belga	23.06.2008 17:02
Bulgarien	Pari	23.06.2008 17:02
Bulgarien	econ.bg	23.06.2008 17:02
Bulgarien	BTA	23.06.2008 17:02
Dänemark	Borsen	23.06.2008 17:02
Dänemark	ErhvervsBladet	23.06.2008 17:02
Estland	Postimees	23.06.2008 17:02
Estland	Eesti Ekspress	23.06.2008 17:02
Estland/Lettland/Litauen	BNS	23.06.2008 17:02
Finnland	Kauppalehti Oy	23.06.2008 17:02
Finnland	Helsingin Sanomat	23.06.2008 17:02

Frankreich	Les Echos	23.06.2008 17:02
Frankreich	boursier.com	23.06.2008 17:02
Frankreich	AFP	23.06.2008 17:02
Griechenland	Express	23.06.2008 17:02
Griechenland	Reporter.gr	23.06.2008 17:02
Griechenland	ANA	23.06.2008 17:02
Großbritannien	The Financial Times	23.06.2008 17:02
Großbritannien	FT.com	23.06.2008 17:02
Großbritannien/Irland	Press Association	23.06.2008 17:02
Irland	Irish Independent	23.06.2008 17:02
Irland	The Irish Times	23.06.2008 17:02
Island	Vidskiptabladid	23.06.2008 17:02
Island	mbl.is	23.06.2008 17:02
Italien	Il Sole 24 Ore	23.06.2008 17:02
Italien	AGI	23.06.2008 17:02
Kroatien	Poslovni dnevnik	23.06.2008 17:02
Kroatien	Banka magazine	23.06.2008 17:02
Kroatien	Hina	23.06.2008 17:02
Lettland	Dienas Bizness	23.06.2008 17:02
Lettland	FinanceNet	23.06.2008 17:02
Liechtenstein	Liechtensteiner Volksblatt	23.06.2008 17:02
Liechtenstein	Radio Liechtenstein	23.06.2008 17:02
Litauen	Verslo Zinios	23.06.2008 17:02
Luxemburg	Luxemburger Wort	23.06.2008 17:02

Luxemburg	wort.lu	23.06.2008 17:02
Malta	Independent	23.06.2008 17:02
Malta	The Times of Malta	23.06.2008 17:02
Niederlande	Financieele Dagblad	23.06.2008 17:02
Niederlande	IEX.nl	23.06.2008 17:02
Niederlande	ANP	23.06.2008 17:02
Norwegen	aftenposten.no	23.06.2008 17:02
Norwegen	Aftenposten	23.06.2008 17:02
Norwegen	NTB	23.06.2008 17:02
Polen	Gazeta Prawna	23.06.2008 17:02
Polen	Parkiet	23.06.2008 17:02
Polen	PAP	23.06.2008 17:02
Portugal	Expresso	23.06.2008 17:02
Portugal	Lusa	23.06.2008 17:02
Portugal	Diario Economico	23.06.2008 17:02
Rumänien	Capital	23.06.2008 17:02
Rumänien	Ziarul financiar	23.06.2008 17:02
Rumänien	Rompres	23.06.2008 17:02
Schweden	Dagens Industri	23.06.2008 17:02
Schweden	e24	23.06.2008 17:02
Schweden	TT	23.06.2008 17:02
Schweiz	AWP	23.06.2008 17:02
Schweiz	Finanz und Wirtschaft	23.06.2008 17:02
Schweiz	finanzinfo.ch	23.06.2008 17:02

Skandinavien / Baltikum	OMX Group	23.06.2008 17:02
Slowakei	Hospodarske noviny	23.06.2008 17:02
Slowakei	oPeniazoch	23.06.2008 17:02
Slowakei	TASR	23.06.2008 17:02
Slowenien	Finance	23.06.2008 17:02
Slowenien	Kapital (not daily)	23.06.2008 17:02
Slowenien	STA	23.06.2008 17:02
Spanien	La Gacetta	23.06.2008 17:02
Spanien	CincoDias	23.06.2008 17:02
Spanien	EFE	23.06.2008 17:02
Tschechische Republik	Hospodarske Noviny	23.06.2008 17:02
Tschechische Republik	hn.ihned.cz	23.06.2008 17:02
Tschechische Republik	CTK	23.06.2008 17:02
Ungarn	MTI	23.06.2008 17:02
Ungarn	magyartokepiac.hu	23.06.2008 17:02
Ungarn	Magyar Tokepiac	23.06.2008 17:02
Zypern	xak.com	23.06.2008 17:02
Zypern	CNA	23.06.2008 17:02
Zypern	Financial Mirror	23.06.2008 17:02
Österreich	WirtschaftsBlatt	23.06.2008 17:02
Österreich	wirtschaftsblatt.at	23.06.2008 17:02
Österreich	APA	23.06.2008 17:02

Von: newsroom@dgap.de

Gesendet: Montag, 23. Juni 2008 16:36

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 26 Abs. 1 Satz 2 / Confirmation of Publication: Voting Rights announcement


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Erklärung nach § 26 Abs. 1 Satz 2 WpHG (Eigene Aktien)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

23.06.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Hiermit teilt die MTU Aero Engines Holding AG, ISIN DE000A0D9PT0, gemäß §§ 21 Abs. 1 Satz 1, 26 Abs. 1 Satz 2 WpHG mit, dass sie am 17. Juni 2008 die Schwelle von 5 % an ihren eigenen Aktien unterschritten hat und nunmehr 4,68525 % (entspricht 2.436.330 Stimmrechten) eigene Aktien hält. Grund für das Unterschreiten der 5 %-Schwelle ist der Verkauf von Mitarbeiteraktien im Rahmen des Mitarbeiter-Aktienprogramms 2008.

Ende der Stimmrechtsmitteilung   DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung   DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk / Distribution network: TUG-Garantie / TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire	Einspeisung / Release
Bloomberg	23.06.2008 16:34
Reuters	23.06.2008 16:34

23.06.2008

vwd:	vwd	23.06.2008 16:34

Auswahl aus dem deutschen Medienbündel:

Medium / Media		Zuleitung / Distribution
	Dow Jones	23.06.2008 16:34
	dpa-afx	23.06.2008 16:34
	dgap.de	23.06.2008 16:34
	FTD	23.06.2008 16:34

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	23.06.2008 16:34
Belgien	De Tijd	23.06.2008 16:34
Belgien	Belga	23.06.2008 16:34
Bulgarien	Pari	23.06.2008 16:34
Bulgarien	econ.bg	23.06.2008 16:34
Bulgarien	BTA	23.06.2008 16:34
Dänemark	Borsen	23.06.2008 16:34
Dänemark	ErhvervsBladet	23.06.2008 16:34
Estland	Postimees	23.06.2008 16:34
Estland	Eesti Ekspress	23.06.2008 16:34
Estland/Lettland/Litauen	BNS	23.06.2008 16:34
Finnland	Kauppalehti Oy	23.06.2008 16:34
Finnland	Helsingin Sanomat	23.06.2008 16:34
Frankreich	Les Echos	23.06.2008 16:34
Frankreich	boursier.com	23.06.2008 16:34

Frankreich	AFP	23.06.2008 16:34
Griechenland	Express	23.06.2008 16:34
Griechenland	Reporter.gr	23.06.2008 16:34
Griechenland	ANA	23.06.2008 16:34
Großbritannien	The Financial Times	23.06.2008 16:34
Großbritannien	FT.com	23.06.2008 16:34
Großbritannien/Irland	Press Association	23.06.2008 16:34
Irland	Irish Independent	23.06.2008 16:34
Irland	The Irish Times	23.06.2008 16:34
Island	Vidskiptabladid	23.06.2008 16:34
Island	mbl.is	23.06.2008 16:34
Italien	Il Sole 24 Ore	23.06.2008 16:34
Italien	AGI	23.06.2008 16:34
Kroatien	Poslovni dnevnik	23.06.2008 16:34
Kroatien	Banka magazine	23.06.2008 16:34
Kroatien	Hina	23.06.2008 16:34
Lettland	Dienas Bizness	23.06.2008 16:34
Lettland	FinanceNet	23.06.2008 16:34
Liechtenstein	Liechtensteiner Volksblatt	23.06.2008 16:34
Liechtenstein	Radio Liechtenstein	23.06.2008 16:34
Litauen	Verslo Zinios	23.06.2008 16:34
Luxemburg	Luxemburger Wort	23.06.2008 16:34
Luxemburg	wort.lu	23.06.2008 16:34
Malta	Independent	23.06.2008 16:34

Malta	The Times of Malta	23.06.2008 16:34
Niederlande	Financieele Dagblad	23.06.2008 16:34
Niederlande	IEX.nl	23.06.2008 16:34
Niederlande	ANP	23.06.2008 16:34
Norwegen	aftenposten.no	23.06.2008 16:34
Norwegen	Aftenposten	23.06.2008 16:34
Norwegen	NTB	23.06.2008 16:34
Polen	Gazeta Prawna	23.06.2008 16:34
Polen	Parkiet	23.06.2008 16:34
Polen	PAP	23.06.2008 16:34
Portugal	Expresso	23.06.2008 16:34
Portugal	Lusa	23.06.2008 16:34
Portugal	Diario Economico	23.06.2008 16:34
Rumänien	Capital	23.06.2008 16:34
Rumänien	Ziarul financiar	23.06.2008 16:34
Rumänien	Rompres	23.06.2008 16:34
Schweden	Dagens Industri	23.06.2008 16:34
Schweden	e24	23.06.2008 16:34
Schweden	TT	23.06.2008 16:34
Schweiz	AWP	23.06.2008 16:34
Schweiz	Finanz und Wirtschaft	23.06.2008 16:34
Schweiz	finanzinfo.ch	23.06.2008 16:34
Skandinavien / Baltikum	OMX Group	23.06.2008 16:34
Slowakei	Hospodarske noviny	23.06.2008 16:34

Slowakei	oPeniazoch	23.06.2008 16:34
Slowakei	TASR	23.06.2008 16:34
Slowenien	Finance	23.06.2008 16:34
Slowenien	Kapital (not daily)	23.06.2008 16:34
Slowenien	STA	23.06.2008 16:34
Spanien	La Gacetta	23.06.2008 16:34
Spanien	CincoDias	23.06.2008 16:34
Spanien	EFE	23.06.2008 16:34
Tschechische Republik	Hospodarske Noviny	23.06.2008 16:34
Tschechische Republik	hn.ihned.cz	23.06.2008 16:34
Tschechische Republik	CTK	23.06.2008 16:34
Ungarn	MTI	23.06.2008 16:34
Ungarn	magyartokepiac.hu	23.06.2008 16:34
Ungarn	Magyar Tokepiac	23.06.2008 16:34
Zypern	xak.com	23.06.2008 16:34
Zypern	CNA	23.06.2008 16:34
Zypern	Financial Mirror	23.06.2008 16:34
Österreich	WirtschaftsBlatt	23.06.2008 16:34
Österreich	wirtschaftsblatt.at	23.06.2008 16:34
Österreich	APA	23.06.2008 16:34

FERINO, Petra

RECEIVED

2008 JUL -1 A 7:

Von: newsroom@dgap.de

Gesendet: Dienstag, 24. Juni 2008 15:03

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

-

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

24.06.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

The Bank of New York Mellon Corporation, Pittsburgh, Pennsylvania, USA, hat uns am 23. Juni 2008 folgendes mitgeteilt:

In the name of and on behalf of The Boston Company Asset Management LLC, Boston, Massachusetts, USA, we hereby give notice pursuant to section 21, paragraph 1, sentence 1 of the WpHG (German Securities Trading Act) that on June 18, 2008 the voting rights of The Boston Company Asset Management LLC in MTU Aero Engines Holding AG, Munich, Germany, exceeded the threshold of 3% and amounted to 3.06% (1,590,041 voting rights) on this day.

These holdings of voting rights are attributable to The Boston Company Asset Management LLC pursuant to section 22, paragraph 1, sentence 1 no. 6 WpHG.

Further in the name and on behalf of

- MAM (DE) Trust, Greenville, Delaware, USA
- MAM (MA) Holdings Trust, Boston, Massachusetts, USA

we hereby notify pursuant to section 21, paragraph 1, sentence 1 of the WpHG (German Securities Trading Act) that on June 18, 2008 the voting rights of each above mentioned company in MTU Aero Engines Holding AG exceeded the threshold of 3% and each amounted to 3.06% (1,590,041 voting rights) on this day.

These 3.06% (1,590,041 voting rights) are attributable to each above listed company pursuant to section 22, paragraph 1, sentence 1 no. 6 and section 22, para. 1, sentence 2 WpHG.

Further we, The Bank of New York Mellon Corporation, hereby notify pursuant to section 21, paragraph 1, sentence 1 of the WpHG (German Securities Trading Act) that on June 18, 2008 our voting rights in MTU Aero Engines Holding AG, exceeded the threshold of 3% and amounted to 3.06% (1,590,041 voting rights) on this day.

These 3.06% (1,590,041 voting rights) are attributable to us pursuant to section 22, paragraph 1, sentence 1 no. 6 WpHG and section 22, para. 1, sentence 2 WpHG.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire	Einspeisung / Release
Bloomberg	24.06.2008 15:01
Reuters	24.06.2008 15:01
vwd	24.06.2008 15:01

Auswahl aus dem deutschen Medienbündel:

Medium / Media	Zuleitung / Distribution
Dow Jones	24.06.2008 15:01
dpa-afx	24.06.2008 15:01
dgap.de	24.06.2008 15:01
FTD	24.06.2008 15:01

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	24.06.2008 15:01
Belgien	De Tijd	24.06.2008 15:01
Belgien	Belga	24.06.2008 15:01
Bulgarien	Pari	24.06.2008 15:01
Bulgarien	econ.bg	24.06.2008 15:01
Bulgarien	BTA	24.06.2008 15:01
Dänemark	Borsen	24.06.2008 15:01
Dänemark	ErhvervsBladet	24.06.2008 15:01
Estland	Postimees	24.06.2008 15:01
Estland	Eesti Ekspress	24.06.2008 15:01
Estland/Lettland/Litauen	BNS	24.06.2008 15:01
Finnland	Kauppalehti Oy	24.06.2008 15:01
Finnland	Helsingin Sanomat	24.06.2008 15:01
Frankreich	Les Echos	24.06.2008 15:01
Frankreich	boursier.com	24.06.2008 15:01
Frankreich	AFP	24.06.2008 15:01
Griechenland	Express	24.06.2008 15:01
Griechenland	Reporter.gr	24.06.2008 15:01
Griechenland	ANA	24.06.2008 15:01
Großbritannien	The Financial Times	24.06.2008 15:01
Großbritannien	FT.com	24.06.2008 15:01
Großbritannien/Irland	Press Association	24.06.2008 15:01
Irland	Irish Independent	24.06.2008 15:01

	Irland	The Irish Times	24.06.2008 15:01
	Island	Vidskiptabladid	24.06.2008 15:01
	Island	mbl.is	24.06.2008 15:01
	Italien	Il Sole 24 Ore	24.06.2008 15:01
	Italien	AGI	24.06.2008 15:01
	Kroatien	Poslovni dnevnik	24.06.2008 15:01
	Kroatien	Banka magazine	24.06.2008 15:01
	Kroatien	Hina	24.06.2008 15:01
	Lettland	Dienas Bizness	24.06.2008 15:01
	Lettland	FinanceNet	24.06.2008 15:01
	Liechtenstein	Liechtensteiner Volksblatt	24.06.2008 15:01
	Liechtenstein	Radio Liechtenstein	24.06.2008 15:01
	Litauen	Verslo Zinios	24.06.2008 15:01
	Luxemburg	Luxemburger Wort	24.06.2008 15:01
	Luxemburg	wort.lu	24.06.2008 15:01
	Malta	Independent	24.06.2008 15:01
	Malta	The Times of Malta	24.06.2008 15:01
	Niederlande	Financieele Dagblad	24.06.2008 15:01
	Niederlande	IEX.nl	24.06.2008 15:01
	Niederlande	ANP	24.06.2008 15:01
	Norwegen	aftenposten.no	24.06.2008 15:01
	Norwegen	Aftenposten	24.06.2008 15:01
	Norwegen	NTB	24.06.2008 15:01
	Polen	Gazeta Prawna	24.06.2008 15:01

Polen	Parkiet	24.06.2008 15:01
Polen	PAP	24.06.2008 15:01
Portugal	Expresso	24.06.2008 15:01
Portugal	Lusa	24.06.2008 15:01
Portugal	Diario Economico	24.06.2008 15:01
Rumänien	Capital	24.06.2008 15:01
Rumänien	Ziarul financiar	24.06.2008 15:01
Rumänien	Rompres	24.06.2008 15:01
Schweden	Dagens Industri	24.06.2008 15:01
Schweden	e24	24.06.2008 15:01
Schweden	TT	24.06.2008 15:01
Schweiz	AWP	24.06.2008 15:01
Schweiz	Finanz und Wirtschaft	24.06.2008 15:01
Schweiz	finanzinfo.ch	24.06.2008 15:01
Skandinavien / Baltikum	OMX Group	24.06.2008 15:01
Slowakei	Hospodarske noviny	24.06.2008 15:01
Slowakei	oPeniazoch	24.06.2008 15:01
Slowakei	TASR	24.06.2008 15:01
Slowenien	Finance	24.06.2008 15:01
Slowenien	Kapital (not daily)	24.06.2008 15:01
Slowenien	STA	24.06.2008 15:01
Spanien	La Gacetta	24.06.2008 15:01
Spanien	CincoDias	24.06.2008 15:01
Spanien	EFE	24.06.2008 15:01

Tschechische Republik	Hospodarske Noviny	24.06.2008 15:01
Tschechische Republik	hn.ihned.cz	24.06.2008 15:01
Tschechische Republik	CTK	24.06.2008 15:01
Ungarn	MTI	24.06.2008 15:01
Ungarn	magyartokepiac.hu	24.06.2008 15:01
Ungarn	Magyar Tokepiac	24.06.2008 15:01
Zypern	xak.com	24.06.2008 15:01
Zypern	CNA	24.06.2008 15:01
Zypern	Financial Mirror	24.06.2008 15:01
Österreich	WirtschaftsBlatt	24.06.2008 15:01
Österreich	wirtschaftsblatt.at	24.06.2008 15:01
Österreich	APA	24.06.2008 15:01

FERINO, Petra

RECEIVED

2008 JUL -1 A 7:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Von: newsroom@dgap.de

Gesendet: Dienstag, 24. Juni 2008 16:54

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Vorabbekanntmachung Finanzberichte gemäß§ 37v, 37w, 37x ff. WpHG / Confirmation of Publication: Preliminary announcement on the disclosure of financial statements


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Vorabbekanntmachung Finanzberichte für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Vorabbekanntmachung Finanzbe

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Preliminary announcement on the disclosure of financial statements

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Preliminary announcement on the disclosure of financial statements vi

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

Mitteilung

DGAP Vorabbekanntmachung Finanzberichte: MTU Aero Engines Holding AG
Vorabbekanntmachung über die Veröffentlichung von Rechnungslegungsberichten/Änderungsbekanntmachung

MTU Aero Engines Holding AG: Bekanntmachung gemäß § 37v, 37w, 37x ff. WpHG mit dem Ziel der e Verbreitung

24.06.2008
Bekanntmachung gemäß § 37v, 37w, 37x ff. WpHG übermittelt durch die DGAP - ein Unternehmen der EquitySt
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Hierbei handelt es sich um eine Änderungsbekanntmachung.
Hiermit gibt die MTU Aero Engines Holding AG bekannt, dass folgende Finanzberichte veröffentlicht werden:

Bericht:	**Veröffentlichungsdatum:**	**Link:**
Konzern-Finanzbericht (Halbjahr)	22.07.2008 22.07.2008	Deutsch: http://www.mtu.de/de/investorrelations/financial_reports_figures/fin Englisch: http://www.mtu.de/en/investorrelations/financial_reports_figures/fin

---

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

Ende der Mitteilung DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquitySto
Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten, bei inhaltlichen oder textlichen Fehlern. Im ü
AGB. Wenn Sie die Inhalte der Dienste der DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten,
unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet
Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere
der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachricht
89-210298-33.

Announcement

DGAP preliminary announcement financial reports: MTU Aero Engines Holding AG
Preliminary announcement on the disclosure of financial statements/Announcement of change

MTU Aero Engines Holding AG: Announcement according to Articles 37v, 37w, 37x et seqq. of the Wp Securities Act] with the objective of Europe-wide distribution

24.06.2008
Announcement according to Articles 37v, 37w, 37x et seqq. of the WpHG, transmitted by DGAP - a company of t
The issuer is solely responsible for the content of this announcement.

This is an announcement of change.
MTU Aero Engines Holding AG hereby announces that the following financial reports shall be disclosed:

Report:	**Date:**	**Hyperlink:**
Financial report of the group (half-year)	July 22, 2008 July 22,	German: http://www.mtu.de/de/investorrelations/financial_reports_figures/financial English:

Language:	English
Issuer:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

End of news DGAP regulatory service

End of news

DGAP regulatory service

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire	Einspeisung / Release
Bloomberg	24.06.2008 16:52
Reuters	24.06.2008 16:52
vwd	24.06.2008 16:52

Auswahl aus dem deutschen Medienbündel:

Medium / Media	Zuleitung / Distribution
Dow Jones	24.06.2008 16:52
dpa-afx	24.06.2008 16:52
dgap.de	24.06.2008 16:52
FTD	24.06.2008 16:52

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	24.06.2008 16:52
Belgien	De Tijd	24.06.2008 16:52
Belgien	Belga	24.06.2008 16:52
Bulgarien	Pari	24.06.2008 16:52
Bulgarien	econ.bg	24.06.2008 16:52
Bulgarien	BTA	24.06.2008 16:52
Dänemark	Borsen	24.06.2008 16:52
Dänemark	ErhvervsBladet	24.06.2008 16:52
Estland	Postimees	24.06.2008 16:52
Estland	Eesti Ekspress	24.06.2008 16:52
Estland/Lettland/Litauen	BNS	24.06.2008 16:52
Finnland	Kauppalehti Oy	24.06.2008 16:52
Finnland	Helsingin Sanomat	24.06.2008 16:52
Frankreich	Les Echos	24.06.2008 16:52
Frankreich	boursier.com	24.06.2008 16:52
Frankreich	AFP	24.06.2008 16:52
Griechenland	Express	24.06.2008 16:52
Griechenland	Reporter.gr	24.06.2008 16:52
Griechenland	ANA	24.06.2008 16:52
Großbritannien	The Financial Times	24.06.2008 16:52
Großbritannien	FT.com	24.06.2008 16:52
Großbritannien/Irland	Press Association	24.06.2008 16:52
Irland	Irish Independent	24.06.2008 16:52

Irland	The Irish Times	24.06.2008 16:52
Island	Vidskiptabladid	24.06.2008 16:52
Island	mbl.is	24.06.2008 16:52
Italien	Il Sole 24 Ore	24.06.2008 16:52
Italien	AGI	24.06.2008 16:52
Kroatien	Poslovni dnevnik	24.06.2008 16:52
Kroatien	Banka magazine	24.06.2008 16:52
Kroatien	Hina	24.06.2008 16:52
Lettland	Dienas Bizness	24.06.2008 16:52
Lettland	FinanceNet	24.06.2008 16:52
Liechtenstein	Liechtensteiner Volksblatt	24.06.2008 16:52
Liechtenstein	Radio Liechtenstein	24.06.2008 16:52
Litauen	Verslo Zinios	24.06.2008 16:52
Luxemburg	Luxemburger Wort	24.06.2008 16:52
Luxemburg	wort.lu	24.06.2008 16:52
Malta	Independent	24.06.2008 16:52
Malta	The Times of Malta	24.06.2008 16:52
Niederlande	Financieele Dagblad	24.06.2008 16:52
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MTU Aero Engines takes 15 percent role in Pratt & Whitney's next-generation engine programs

Compressor and turbine for PW810 and Geared TurbofanTM for MRJ
Potential market: some five billion euros each
Contracts already signed

Berlin, May 27, 2008 – MTU Aero Engines has secured a 15 percent stake each in the new PW810 and the Geared Turbofan™ engine for the Mitsubishi Regional Jet. MTU CEO Egon Behle announced the deal in Berlin on Tuesday, May 27, the first day of the ILA International Aerospace Exhibition. Both engines are predicted to come with a substantial market potential. "We expect sales over the whole program life valued at up to about five billion euros to MTU for either model," Behle said at a joint press briefing with Pratt & Whitney. The contracts have already been signed.

Robert J. Keady, Pratt & Whitney Senior Vice President of Sales & Marketing, emphasized: "We are excited to continue our long-term partnership with MTU Aero Engines as we work together to bring the next generation of commercial engines to market. The selection of MTU Aero Engines for these key technologies demonstrates our commitment to bringing world-class partners to the Geared Turbofan and PW810 engine programs."

As risk-sharing partner, MTU will take on responsibility for the development, production and assembly of the Pratt & Whitney Canada PW810's low-pressure turbine. Additionally, Germany's leading engine manufacturer will develop and produce the first four stages of the high-pressure compressor. At a thrust of 10,000 pounds (45 kN), the PW810 is targeted at the large business jet market. The launch customer is Cessna with its Cita-tion Columbus.

In the Geared Turbofan engine for the Mitsubishi Regional Jet program MTU will be responsible for the development, production and assembly of the engine's advanced, high-speed low-pressure turbine, and develop and produce the first four high-pressure compressor stages. The Geared Turbofan engine is the exclusive power for the Mitsubishi Regional Jet and is designed for 15,000 to 17,000 pounds (68 to 77 kN) of thrust. Launch customer for the Mitsubishi Regional Jet is Japan's All Nippon Airways (ANA).

Development of the two engine models is already under way in preparation for entry into service in 2013. The underlying technology is being validated under a demonstrator program: the first test phase has successfully been completed and flight testing on Pratt & Whitney's 747 flying testbed will begin mid-year. Airbus announced that the company will test a Geared Turbofan demonstrator engine on the wing of a converted A340 in the fourth quarter of this year.

A 24,000 pounds (109 kN) thrust Geared Turbofan engine has also been selected by Bombardier as sole-source power for the proposed CSeries aircraft. The CSeries program is expected to launch later this year.

MTU Aero Engines is a long-established player in the engine industry. The company cooperates with big engine makers General Electric, Pratt & Whitney and Rolls-Royce. Having carved out leadership positions in engine technologies, MTU excels in high-pressure compressors and low-pressure turbines, engine control units, and manufacturing and repair techniques. The German engine manufacturer has a workforce of about 7,100 globally and in fiscal 2007 posted consolidated sales close to 2.6 billion euros. MTU Maintenance is the world's largest independent provider of commercial engine maintenance services. In the military arena, MTU is Germany's industrial lead company for practically all engines flown by the country's military.

Contacts for media representatives:

Eckhard Zanger
Senior Vice President Corporate Communications and Investor Relations
Tel.: + 49 (0)89 14 89-91 13
Fax: + 49 (0)89 14 89-91 40
Mobile: + 49 (0) 176-1000 6158

Odilo Mühling
Head of Press / PR
Tel.: +49 (0)89 14 89-26 98
Fax: +49 (0)89 14 89-87 57
Mobile: +49 (0) 176-1001 7859

Contact for investors and analysts:

Inka Koljonen
Head of Investor Relations
Tel.: + 49 (0) 89 14 89-83 13
Fax: + 49 (0) 89 14 89-9 50 62
Mobile: +49 (0) 176-1001 6268

UAV in Europa: MTU und Pratt & Whitney Canada bündeln Kräfte

Berlin, 27. Mai 2008 – Die MTU Aero Engines und Pratt & Whitney Canada (P&WC) wollen in Europa bei unbemannten Luftfahrzeugen (UAV = Unmanned Aerial Vehicle) zusammenarbeiten. Am Dienstag, 27. Mai, haben die Partner auf der ILA in Berlin ein Memorandum of Understanding (MoU) unterzeichnet. Im Rahmen einer fünfjährigen Kooperation will man gemeinsam Geschäftsmöglichkeiten auf dem wachsenden europäischen UAV-Markt eruieren.

„Für uns ist dieses MoU ein bedeutender Schritt, uns erfolgreich auf dem aufstrebenden europäischen UAV-Markt zu positionieren", erklärte Michael Perodeau, Vice President Corporate Aviation, P&WC. Und weiter: „Seit fast einem Vierteljahrhundert arbeiten wir mit der MTU zusammen und freuen uns auf eine enge Kooperation, um in diesem vielversprechenden Sektor Geschäftsmöglichkeiten auszuschöpfen."

Michael Schreyögg, Leiter Militärische Programme bei der MTU Aero Engines: „Der kommende UAV-Markt verlangt stark nach fertig entwickelten Triebwerken - vornehmlich aus dem Segment der Geschäftsfliegerei. Das P&WC-Produktportfolio sowie die technischen Fähigkeiten und der logistische Rückhalt der MTU in Europa ergänzen sich hier bestens."

In den vergangenen 23 Jahren hat die MTU über 4.000 Triebwerksmodule an P&WC geliefert und führt gemeinsam mit dem kanadischen Hersteller das Pratt & Whitney Canada Customer Service Center (CSC), das sich um die Instandhaltung der P&WC-Triebwerke kümmert. Beide Partner haben große Erfahrung auf dem UAV-Markt; unter anderem haben sie bei der Hardware sowie der technischen Unterstützung des EADS-Barracuda-Programms zusammengearbeitet.

UAVs sind unbemannte Luftfahrzeuge, die ferngesteuert werden können oder einen Kurs automatisch abfliegen. Sie haben ein breites Einsatzspektrum; dazu gehören Aufklärungs- und Überwachungsflüge genauso wie die Erstellung von Kartenmaterial.

Pratt & Whitney Canada in Longueuil, Quebec, Kanada, ist ein Tochterunternehmen von United Technologies (UTC) in Hartford, USA, und weltweit führend bei der Entwicklung, Herstellung und Betreuung von Antrieben für Businessjets, Privat- und Regionalflugzeugen sowie Hubschraubern. Das Unternehmen fertigt auch Hilfs- und Industriegasturbinen. UTC ist ein Mischkonzern mit High-Tech-Produkten und Dienstleistungen für die weltweite Luft- und Raumfahrt sowie die Gebäude-Industrie.

Die MTU Aero Engines ist Deutschlands führender Triebwerkshersteller und eine feste Größe in der Branche weltweit. Sie arbeitet mit den großen Akteuren – General Electric, Pratt & Whitney und Rolls-Royce – zusammen und ist technologisch führend bei Hochdruckverdichtern und Niederdruckturbinen, Triebwerksregelungen sowie Fertigungs- und Reparaturverfahren. Das Unternehmen beschäftigt weltweit insgesamt rund 7.100 Mitarbeiter und hat im Geschäftsjahr 2007 einen Umsatz in Höhe von knapp 2,6 Milliarden Euro erzielt. Die MTU Maintenance ist der weltweit größte unabhängige Anbieter von Instandhaltungsdienstleistungen für zivile Luftfahrtantriebe; im militärischen Bereich ist die MTU der Systempartner für fast alle Luftfahrtantriebe der Bundeswehr.

Ansprechpartner für Medienvertreter:

Eckhard Zanger

Leiter Unternehmenskommunikation und Investor Relations
Tel.: + 49 (0)89 14 89-91 13
Fax: + 49 (0)89 14 89-91 40
Mobil: + 49 (0) 176-1000 6158

Odilo Mühling
Leiter Presse / PR
Tel.: +49 (0)89 14 89-26 98
Fax: +49 (0)89 14 89-87 57
Mobil: +49 (0) 176-1001 7859

Ansprechpartner für Investoren und Analysten:

Inka Koljonen
Leiterin Investor Relations
Tel.: + 49(0) 89 14 89-83 13
Fax: + 49 (0)89 14 89-9 50 62
Mobil: + 49 (0) 176-1001 6268

MTU beteiligt sich mit 15 Prozent an neuen Pratt & Whitney-Programmen

Verdichter und Turbine für PW810 und Getriebefan MRJ
Marktpotenzial: je rund fünf Milliarden Euro
Verträge unter Dach und Fach

Berlin, 27. Mai 2008 – Die MTU Aero Engines hat sich jeweils 15 Prozent an den neuen Pratt & Whitney-Triebwerksprogrammen PW810 und Geared Turbofan™ (Getriebefan) für den Mitsubishi Regional Jet (MRJ) gesichert. Das gab MTU-Chef Egon Behle am ersten Tag der ILA, Dienstag, 27. Mai, in Berlin bekannt. Beiden Antrieben wird ein erhebliches Marktpotenzial vorausgesagt. „Wir rechnen über die gesamte Programmlaufzeit mit einem Umsatz für die MTU von etwa fünf Milliarden Euro – pro Modell", erklärte Behle auf einer gemeinsamen Pressekonferenz mit Pratt & Whitney. Die Verträge sind unterzeichnet.

Robert J. Keady, Pratt & Whitney Senior Vice President of Sales & Marketing, betonte: „Wir freuen uns sehr, gemeinsam mit unserem langjährigen Partner MTU die nächste Generation ziviler Triebwerke auf den Markt zu bringen. Wir haben uns bei Schlüsseltechnologien für die MTU entschieden, da wir nur die weltbesten Partner am Getriebefan und dem PW810 beteiligen wollen."

Als Risk-Sharing-Partner übernimmt die MTU am PW810 von Pratt & Whitney Canada die Entwicklung, Produktion und Montage der Niederdruckturbine. Zudem entwickelt und produziert Deutschlands führender Triebwerkshersteller die ersten vier Stufen des Hochdruckverdichters. Mit seinen 10.000 Pfund Schub (45 kN) ist das PW810 als Antrieb für schwere Geschäftsreiseflugzeuge gedacht; Erstkunde ist Cessna mit der Citation Columbus.

Auch beim Getriebefan (GTF) für den Regionaljet von Mitsubishi übernimmt die MTU die Entwicklung, Produktion und Montage der Niederdruckturbine, die bei diesem Triebwerk schnelllaufend ausgelegt ist; zudem entwickelt und fertigt sie die ersten vier Stufen des Hochdruckverdichters. Der GTF wird für den Schubbereich 15.000 bis 17.000 Pfund (68 bis 77 kN) ausgelegt und ist der exklusive Antrieb des MRJ. Erstkunde ist die japanische Fluggesellschaft All Nippon Airways (ANA).

Mit der Entwicklung beider Antriebe wurde bereits begonnen; die Indienststellung soll 2013 erfolgen. Erprobt werden die Basistechnologien im Rahmen eines Demonstratorprogramms: Die erste Testphase wurde erfolgreich abgeschlossen; die Erprobung an einem fliegenden Pratt & Whitney-Prüfstand, einer B747, steht Mitte des Jahres bevor. Auch Airbus interessiert sich für den GTF und will im vierten Quartal dieses Jahres einen Demonstrator am Flügel eines umgerüsteten Airbus A340 testen.

Eine weitere Anwendung ist die CSeries: Bombardier wird sein neues Regionalflugzeug exklusiv mit einem GTF im Schubbereich von 24.000 Pfund (109 kN) ausrüsten. Das CSeries-Programm soll noch in diesem Jahr starten.

Die MTU Aero Engines ist eine feste Größe in der Triebwerksbranche und arbeitet mit den großen Akteuren – General Electric, Pratt & Whitney und Rolls-Royce - zusammen. Technologisch ist sie führend bei Hochdruckverdichtern und Niederdruckturbinen, Triebwerksregelungen sowie Fertigungs- und Reparaturverfahren. Das Unternehmen beschäftigt weltweit insgesamt rund 7.100 Mitarbeiter und hat im Geschäftsjahr 2007 einen Umsatz in Höhe von knapp 2,6 Milliarden Euro erzielt. Die MTU Maintenance ist der weltweit größte unabhängige Anbieter von Instandhaltungsdienstleistungen für zivile Luftfahrtantriebe; im militärischen Bereich ist die MTU der Systempartner für fast alle Luftfahrtantriebe der Bundeswehr.

Ansprechpartner für Medienvertreter:

Eckhard Zanger
Leiter Unternehmenskommunikation und Investor Relations
Tel.: + 49 (0)89 14 89-91 13
Fax: + 49 (0)89 14 89-91 40
Mobil: + 49 (0) 176-1000 6158

Odilo Mühling
Leiter Presse / PR
Tel.: +49 (0)89 14 89-26 98
Fax: +49 (0)89 14 89-87 57
Mobil: +49 (0) 176-1001 7859

Ansprechpartner für Investoren und Analysten:

Inka Koljonen
Leiterin Investor Relations
Tel.: + 49(0) 89 14 89-83 13
Fax: + 49 (0)89 14 89-9 50 62
Mobil: + 49 (0) 176-1001 6268

END